SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of July 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated July 13, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 13, 2004

F O R  .  I M M E D I A T E  .  R E L E A S E

Oak Ridge National Laboratory Selects Spectrum Signal Processing’s SDR‑3000
Platform for Multiple Research Programs, Including RF Identification
Application Development

Burnaby, B.C., Canada — July 13, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of software defined radio (SDR) platforms, today announced that Oak Ridge National Laboratory (ORNL), a multi‑program science and technology laboratory, will use Spectrum’s flexComm™ SDR‑3000 platform to demonstrate multi‑standard Radio Frequency Identification (RFID) readers.

“It was important for us to find a platform that was endorsed by the U.S. Department of Defense Joint Tactical Radio System (JTRS) Joint Program Office (JPO),” said Mr. Don Vinson, a Program Manager with ORNL’s National Security Directorate. “There is tremendous potential for SDR technology. ORNL selected the SDR‑3000 because the platform is flexible enough to support the diverse range of communications applications that are of interest to us.”

“We are proud to be selected by ORNL for their communications research activities. ORNL has purchased an Internal Research and Development (IRAD) package that Spectrum and its partners offer to those customers who are researching the potential of SDR technology and how it can solve challenges in reconfigurable communications applications,” says Mark Briggs, Director of Marketing for Spectrum. “The SDR‑3000 IRAD package combines hardware and software development tools to help customers such as ORNL reduce their development time and risk,” he added.

The flexComm SDR‑3000 configuration for ORNL employs heterogeneous processing, consisting of high performance field programmable gate arrays from Xilinx™, and PowerPC™ processors from both Motorola and IBM. The platforms are delivered pre‑configured with Wind River’s VxWorks™ operating system and Harris’s Software Communications Architecture (SCA) core framework. The necessary development tools and licenses are pre‑loaded onto the platform, allowing development engineers to immediately commence application development.

About Oak Ridge National Laboratory

Oak Ridge National Laboratory is a multi‑program science and technology laboratory managed for the U.S. Department of Energy by UT‑Battelle LLC. Scientists and engineers at ORNL conduct basic and applied research and development to create scientific knowledge and technological solutions that strengthen the nation’s leadership in key areas of science; increase the availability of clean, abundant energy; restore and protect the environment; and contribute to national security. More information on ORNL may be found at www.ornl.gov

About Spectrum Signal Processing Inc.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military

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communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application‑ready products provide its customers with compelling time‑to‑market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, Maryland provides applications engineering services and modified COTS platforms to the U.S. Government, its allies, and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

™  flexComm is a trademark of Spectrum Signal Processing Inc.
™  Xilinx is a trademark of Xilinx Inc.
™  PowerPC is a trademark of International Business Machines Corporation.
™  VxWorks is a trademark of Wind River Systems Inc.

This news release contains forward‑looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward‑looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward‑looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward‑looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20‑F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

Spectrum Contacts: Mark Briggs Technical and Trade Media Phone: 604.421.5422 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com

ORNL Contact: Mark A. Buckner, Ph.D. RF and Microwave Systems Engineering Science and Technology Division Oak Ridge National Laboratory Phone: 865‑574‑5859 Email: bucknerma@ornl.gov

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